Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021

(expressed in thousands of Canadian dollars) - unaudited

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars) - Unaudited

	As at June 30, 2021	As at December 31, 2020
Assets
Current assets
Cash	$234,192	$74,022
Marketable securities (Note 5)	3,001	—
Amounts receivable	370	304
Prepaid expenses and other assets	1,538	680
	239,101	75,006
Non-current assets
Exploration and evaluation assets (Note 6)	288,486	274,722
Property and equipment (Note 7)	7,197	7,579
Deposits	85	85
Total assets	$534,869	$357,392

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$5,019	$6,544
Lease liabilities (Note 9)	768	778
	5,787	7,322
Non-current liabilities
Convertible debentures (Note 8)	61,766	226,853
Long-term lease liabilities (Note 9)	2,880	3,253
Deferred income tax liabilities	1,033	712
Total liabilities	$71,466	$238,140

Equity
Share capital (Note 10)	$681,575	$255,953
Reserves	57,252	54,939
Accumulated other comprehensive loss	(117)	(4,339)
Accumulated deficit	(300,288)	(212,302)
Equity attributable to NexGen Energy Ltd. shareholders	438,422	94,251
Non-controlling interests	24,981	25,001
Total equity	463,403	119,252
Total liabilities and equity	$534,869	$357,392

Nature of operations (Note 2)

Commitments (Note 14)

Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

1

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share and share information)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Expenses
Salaries, benefits and directors’ fees	$2,026	$959	$4,477	$1,970
Office, administrative, and travel	651	335	1,653	1,099
Professional fees	483	1,804	1,312	2,422
Depreciation (Note 7)	540	552	1,084	1,088
Share-based payments (Note 10)	11,381	2,701	13,578	4,379
	15,081	6,351	22,104	10,958
Finance income	(280)	(55)	(405)	(240)
Mark-to-market loss on convertible debentures (Note 8)	5,913	4,240	64,922	11,329
Interest expense on convertible debentures (Note 8)	492	3,146	2,720	6,172
Interest on lease liabilities (Note 9)	70	56	142	101
Gain on sale of assets (Note 5)	(2,236)	—	(2,236)	—
Foreign exchange loss (gain)	251	948	429	(793)
Other income	(18)	(13)	(18)	(21)
Loss before taxes	19,273	14,673	87,658	27,506

Deferred income tax expense	526	3,799	257	1,352
Net loss	19,799	18,472	87,915	28,858

Items that may not be reclassified subsequently to profit or loss:

Change in fair value of convertible debenture attributable to the change in credit risk (Note 8)	(3)	14,402	292	4,232
Change in fair value of marketable securities (Note 5)	(933)	—	(933)	—
Deferred income tax expense (recovery)	114	(3,888)	64	(1,143)
Net comprehensive loss	$18,977	$28,986	$87,338	$31,947
Net loss attributable to:
Shareholders of NexGen Energy Ltd.	$18,894	$18,246	$84,983	$28,183
Non-controlling interests	905	226	2,932	675
	$19,799	$18,472	$87,915	$28,858
Net comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$18,496	$28,759	$84,776	$31,272
Non-controlling interests	481	227	2,562	675
	$18,977	$28,986	$87,338	$31,947

Loss per share attributable to NexGen Energy Ltd. equity holders
Basic and diluted loss per share	$0.04	$0.05	$0.19	$0.08

Weighted average common shares outstanding
Basic and Diluted	471,861,473	366,251,490	441,615,578	363,251,031

The accompanying notes are an integral part of these consolidated financial statements.

2

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars) - Unaudited

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net loss for the period:	$(19,799)	$(18,472)	$(87,915)	$(28,858)
Adjust for:
Depreciation (Note 7)	540	552	1,084	1,088
Share-based payments (Note 10)	11,381	2,701	13,578	4,379
Mark-to-market loss on convertible debenture (Note 8)	5,913	4,240	64,922	11,329
Interest expense on convertible debentures (Note 8)	492	3,146	2,720	6,172
Non-cash costs of Debenture Issuance	—	185	—	185
Interest on lease liabilities (Note 9)	70	56	142	101
Deferred income tax expense	526	3,799	257	1,352
Unrealized foreign exchange loss (gain)	251	1,077	429	(829)
Gain on sale of assets (Note 5)	(2,236)	(4)	(2,236)	(4)
Operating cash flows before working capital	(2,862)	(2,720)	(7,019)	(5,085)
Changes in working capital items:
Amounts receivable	(18)	113	30	231
Deposits	—	10	—	10
Prepaid expenses and other	(1,213)	25	(858)	135
Accounts payable and accrued liabilities	(186)	246	393	171
Cash used in operating activities	$(4,279)	$(2,326)	$(7,454)	$(4,538)

Expenditures on exploration and evaluation assets	(4,954)	(3,318)	(12,986)	(10,884)
Proceeds on sale of assets (Note 5)	96	—	96	—
Acquisition of equipment	(259)	(18)	(483)	(117)
Cash used in investing activities	$(5,117)	$(3,336)	$(13,373)	$(11,001)

Proceeds from bought-deal financing, net of share issuance costs	(446)	—	163,477	—
Proceeds from common share issuance on ASX, net of share issuance costs	1,501	—	1,501	—
Shares issued for cash from private placements, net of share issuance costs	—	20,264	—	20,264
Shares issued in connection with issuance convertible debentures	—	797	—	797
Issuance of convertible debentures	—	20,262	—	20,262
Proceeds from exercise of options and warrants	16,942	1,561	19,231	1,563
Payment of lease liabilities (Note 9)	(264)	(220)	(525)	(426)
Interest paid on convertible debentures	(692)	(4,066)	(2,258)	(4,066)
Cash provided by financing activities	$17,041	$38,598	$181,426	$38,394

Foreign exchange gain (loss) on cash	(251)	(1,076)	(429)	829
Increase in cash	$7,394	$31,860	$160,170	$23,684

Cash, beginning of period	226,798	43,942	74,022	52,118
Increase in cash	7,394	31,860	160,170	23,684
Cash, end of period	$234,192	$75,802	$234,192	$75,802

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

3

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except share information) - Unaudited

	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non-controlling interests	Total
Balance at December 31, 2019	360,250,571	$218,788	$51,559	$(2,247)	$(103,401)	$164,699	$21,650	$186,349
Exercise of warrants of subsidiary to non-controlling interests	—	—	—	—	(9)	(9)	30	21
Exercise of options	2,983,333	2,594	(1,052)	—	—	1,542	—	1,542
Share-based payments	—	—	4,906	—	—	4,906	—	4,906
Issue of shares on convertible debenture interest payments	1,092,142	2,152	—	—	—	2,152	—	2,152
Issue of shares for cash from private placement	11,611,667	20,889	—	—	—	20,889	—	20,889
Issue of shares on convertible debenture establishment fee	348,350	627	—	—	—	627	—	627
Issue of shares on convertible debenture financing consent fee	180,270	355	—	—	—	355	—	355
Share issuance costs	—	(625)	—	—	—	(625)	—	(625)
Loss for the period	—	—	—	—	(28,183)	(28,183)	(675)	(28,858)
Other comprehensive loss	—	—	—	(3,090)	—	(3,090)	—	(3,090)
Balance at June 30, 2020	376,466,333	$244,780	$55,413	$(5,337)	$(131,593)	$163,263	$21,005	$184,268

Balance at December 31, 2020	381,830,205	$255,953	$54,939	$(4,339)	$(212,302)	$94,251	$25,001	$119,252
Share-based payments (Note 10)	—	—	14,243	—	—	14,243	1,588	15,831
Shares issued on exercise of stock options	6,450,001	28,961	(11,604)	—	—	17,357	—	17,357
Shares issued on convertible debentures redemption (Note 8)	48,083,335	230,301	—	—	—	230,301	—	230,301
Shares issued for convertible debentures interest payments (Note 8)	217,874	1,087	—	—	—	1,087	—	1,087
Shares issued on bought-deal financing, net of share issue costs (Note 10)	38,410,000	163,181	—	—	—	163,181	—	163,181
Shares issued on ASX, net of share issue costs (Note 10)	400,000	1,192	—	—	—	1,192	—	1,192
Shares issued relating to the Rook 1 property development (Note 10)	200,000	900	(326)	—	—	574	—	574
Ownership changes relating to non-controlling interests	—	—	—	—	1,012	1,012	954	1,966
Net loss	—	—	—	—	(84,983)	(84,983)	(2,932)	(87,915)
Reclass accumulated other comprehensive income related to converted debentures (Note 8)	—	—	—	4,015	(4,015)	—	—	—
Other comprehensive income	—	—	—	207	—	207	370	577
Balance at June 30, 2021	475,591,415	$681,575	$57,252	$(117)	$(300,288)	$438,422	$24,981	$463,403

The accompanying notes are an integral part of these consolidated financial statements

4

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

1.       Reporting Entity

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American exchange (the “NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the TSX-V. As of June 30, 2021, NexGen owns 50.4% of IsoEnergy’s outstanding common shares (December 31, 2020 - 51.08%).

2.       Nature of operations

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at June 30, 2021, the Company had an accumulated deficit of $300,288 and working capital of $233,314. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

During 2020, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world enacted measures to combat the spread of the virus. The duration and impact of the COVID-19 outbreak is not known at this time, but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s baseline engineering, environmental assessment and the ability to raise funds through debt and equity markets. To date, the Company’s operations and ability to raise funds have not been significantly impacted.  The Company has implemented proper COVID-19 protocols at each of its locations that are in line with the respective regional health authorities COVID-19 guidelines.

5

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

3.       Basis of Preparation and Significant Accounting Policies

a)       Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures as they are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2020 and 2019 (“annual financial statements”), which have been prepared in accordance with IFRS. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual financial statements, except as noted in item c) below.

On August 10, 2021, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

b)       Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the condensed interim consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiaries of the Company and their geographic locations at June 30, 2021 are as follows:

Name of Subsidiary	Location	Ownership
NXE Energy Royalty Ltd.	Canada	100%
NXE Energy SW1 Ltd.	Canada	100%
NXE Energy SW3 Ltd.	Canada	100%
IsoEnergy Ltd.	Canada	50.4%

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

c)       Significant accounting policies

IFRS 9 - Financial Instruments establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”). The Company determines the classification of the financial assets at initial recognition. The basis of classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. A financial asset that is a debt instrument is measured at amortised cost if it meets both of the following conditions and is not designated at FVPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Investments in equity instruments are required to be measured by default at FVPL. However, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVOCI. The Company has elected to designate the Marketable Securities as FVOCI.

6

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

4.       Critical Judgements, Estimates and Assumptions in Accounting Policies

Judgements, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the annual financial statements and actual results may differ from these estimates.

5.       Marketable Securities

The Company’s subsidiary, IsoEnergy, sold its interest in the Clover, Gemini and Tower uranium properties (“Properties”). IsoEnergy received 10,755,000 shares at a price of $0.20 Australian Dollars (“AUD”) for a total value of AUD $2,151 ($2,068). The shares are held in escrow for 12 months from April 14, 2021. IsoEnergy received it’s first milestone payment of AUD $100 ($96) on June 14, 2021, and an additional AUD $100 ($96) milestone payment is receivable within 6 months from April 14, 2021. In addition, IsoEnergy will retain a 2% NSR on the Properties.

The Properties had a book value of $24, which resulted in a gain of $2,236:

Disposition of Properties
Marketable securities received	$2,068
Cash / receivable	192
Proceeds - disposition of properties	2,260
Cost - disposition of properties	(24)
Gain on sale of assets	$2,236

During the three and six months ended June 30, 2021, the Company recognized a gain of $933 associated with the mark to market valuation of the shares received (three and six months ended June 30, 2020: $nil) which is recorded in the statement of other comprehensive income and loss. The fair value of the marketable securities at June 30, 2021 was $3,001 (December 31, 2020 - $nil).

7

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

6.       Exploration and Evaluation Assets

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition cost
Balance at December 31, 2020	$235	$1,458	$26,778	$28,471
Additions	—	—	27	27
Dispositions Note 5	—	—	(24)	(24)
Balance as at June 30, 2021	$235	$1,458	$26,781	$28,474

Deferred exploration costs
Balance at December 31, 2020	216,350	9,173	20,728	246,251
Additions:
Drilling	—	—	172	172
General exploration	660	—	1	661
Environmental, permitting, and engagement	7,542	—	1	7,543
Technical, engineering and design	650	—	1	651
Geological and geophysical	16	7	143	166
Labour and wages	1,905	—	318	2,223
Share-based payments	1,730	—	523	2,253
Travel	28	—	64	92
Total Additions	12,531	7	1,223	13,761
Balance as at June 30, 2021	$228,881	$9,180	$21,951	$260,012

Total costs, June 30, 2021	$229,116	$10,638	$48,732	$288,486

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2019	$235	$1,458	$26,636	$28,329
Additions/expenditures	—	—	142	142
Balance as at December 31, 2020	$235	$1,458	$26,778	$28,471

Deferred exploration costs
Balance at December 31, 2019	199,784	9,164	15,104	224,052
Additions:
Drilling	—	—	2,801	2,801
General exploration	1,407	5	594	2,006
Environmental, permitting, and engagement	6,725	—	137	6,862
Technical, engineering and design	4,158	—	225	4,383
Geochemistry and assays	—	—	318	318
Geological and geophysical	—	4	31	35
Labour and wages	2,925	—	1,140	4,065
Share-based payments	1,281	—	235	1,516
Travel	70	—	143	213
Total Additions	16,566	9	5,624	22,199
Balance as at December 31, 2020	$216,350	$9,173	$20,728	$246,251

Total costs, December 31, 2020	$216,585	$10,631	$47,506	$274,722

8

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

7.       Property and equipment

	Computer Equipment	Software	Field equipment	Office, Furniture and Leasehold Improvements	Road	Total
Cost
As at December 31, 2019	$417	$939	$6,891	$3,007	$2,079	$13,333
Additions	34	121	23	2,135	—	2,313
Disposals	—	—	(92)	—	—	(92)
At December 31, 2020	$451	$1,060	$6,822	$5,142	$2,079	$15,554
Reclassification	—	—	(275)	275	—	—
Additions	32	199	42	429	—	702
Balance as at June 30, 2021	$483	$1,259	$6,589	$5,846	$2,079	$16,256
Accumulated Depreciation
As at December 31, 2019	$292	$651	$2,964	$710	$1,128	$5,745
Depreciation	78	190	857	710	455	2,290
Disposals	—	—	(60)	—	—	(60)
At December 31, 2020	$370	$841	$3,761	$1,420	$1,583	$7,975
Reclassification	—	—	(193)	193	—	—
Depreciation	27	87	301	441	228	1,084
Balance as at June 30, 2021	397	928	3,869	2,054	1,811	9,059

Net book value at December 31, 2020	$81	$219	$3,061	$3,722	$496	$7,579
Net book value at June 30, 2021	$86	$331	$2,720	$3,792	$268	$7,197

8.       Convertible Debentures

	2016 Debentures	2017 Debentures	2020 Debentures	IsoEnergy Debentures	Total
Fair value at December 31, 2020	$94,768	$86,568	$31,483	$14,034	$226,853
Fair value adjustment	30,291	18,674	11,479	4,770	65,214
Settlement with shares	(125,059)	(105,242)	—	—	(230,301)
Fair Value at June 30, 2021	$—	$—	$42,962	$18,804	$61,766

The fair value of the debentures decreased from $226,853 on December 31, 2020 to $61,766 at June 30, 2021, resulting from the conversion of the 2016 and 2017 debentures and a mark-to-market loss of $5,910 and $65,214 for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $18,642 loss and $15,561 loss, respectively). The gain or loss for the three and six months ended June 30, 2021 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive gain of $3 and a loss of $292, respectively (three and six months ended June 30, 2020 - $14,402 loss and $4,232 loss, respectively) and the remaining amount recognized in loss for the quarter of $5,913 and $64,922 for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $4,240 and $11,329, respectively). The interest expense for the three months and six months ended June 30, 2021 was $492 and $2,720 (three and six months ended June 30, 2020 - $3,146 and $6,172 respectively).

9

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

2016 and 2017 Convertible Debentures

On February 18, 2021 and February 23, 2021, the holders of the 2016 and 2017 debentures elected to convert their respective US$60 million aggregate principal amount of 7.5% unsecured convertible debentures, both due to mature on July 22, 2022, into common shares of the Company. The Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 debentures, respectively, and 89,729 and 87,316 common shares relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 debentures, respectively. The amounts recorded in Other Comprehensive Income as a result of changes in credit risks of the 2016 and 2017 debentures from inception through to conversion totaling losses of $4,015 were reclassified to accumulated deficit.

The fair value of the 2016 and 2017 debentures at conversion was based on the number of shares issued at the closing share price on the conversion date. The closing share price on February 18, 2021 was $4.69 and $4.88 on February 23, 2021 and the conversion price for the 2016 debentures was US$2.33 and US$2.69 for the 2017 debentures. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.

2020 Convertible Debentures

On May 27, 2020, the Company issued US$15 million principal amount of convertible debentures (the “2020 Debentures”). The Company received proceeds of $20,889 (US$15 million) and a 3% establishment fee of $627 (US$450) was paid to the debenture holders through the issuance of 348,350 common shares and a consent fee of $355 was paid to the investors of the 2016 and 2017 Debentures in connection with the financing through the issuance of 180,270 common shares. The fair value of the 2020 Debentures on issuance date was determined to be $20,261 (US$14,550). On June 9, 2021, the Company issued 40,829 shares and paid $375 associated with the interest payment. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.

The 2020 Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2020 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions.

The 2020 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at June 30, 2021 and December 31, 2020 are as follows:

10

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

	June 30, 2021	December 31, 2020
Volatility	39.00%	38.00%
Expected life in years	3.91 years	4.41 years
Risk free interest rate	1.28%	0.74%
Expected dividend yield	0%	0%
Credit spread	16.93%	19.53%
Underlying share price of the Company	$5.10	$3.51
Conversion exercise price	$2.34	$2.34
Exchange rate (C$:US$)	$0.8064	$0.7854

IsoEnergy Debentures

On August 18, 2020, IsoEnergy entered into a US$6 million private placement of unsecured convertible debentures (the “IsoEnergy Debentures”). The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 into a maximum of 9,206,311 common shares of IsoEnergy. IsoEnergy received gross proceeds of $7,902 (US$6,000). A 3% establishment fee of $272 (US$180) was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy. The fair value of the IsoEnergy Debentures on issuance date was determined to be $7,630 (US$5,820). IsoEnergy paid $227 of interest on the debentures during the six months ended June 30, 2021.

The IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Volatility	50.00%	46.00%
Expected life in years	4.1 years	4.65 years
Risk free interest rate	1.32%	0.79%
Expected dividend yield	0%	0%
Credit spread	20.72%	21.70%
Underlying share price of the Company	$2.90	$1.87
Conversion exercise price	$0.88	$0.88
Exchange rate (C$:US$)	$0.8064	$0.7854

9.       Leases

(a)	Right-of-use assets
	June 30, 2021	December 31, 2020
Right-of-use assets, beginning of period	$3,544	$2,217
Additions	—	2,069
Depreciation	(416)	(742)
Balance, end of period	$3,128	$3,544

The right-of-use assets recognized by the Company are comprised of $3,095 (December 31, 2020 - $3,464) related to corporate office leases and $33 (December 31, 2020 - $80) related to the rental of field equipment and are included in the office, furniture and leasehold improvements category and the field equipment category, respectively in Note 7.

11

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

(b)	Lease liabilities
	June 30, 2021	December 31, 2020
Lease liabilities, beginning of period	$4,031	$2,645
Additions	—	2,121
Terminations	—	(34)
Interest expense on lease liabilities	142	254
Payment of lease liabilities	(525)	(955)
Balance, end of period	$3,648	$4,031

Current portion	768	778
Non-current portion	2,880	3,253
Balance, end of period	$3,648	$4,031

The undiscounted values of the lease liabilities as at June 30, 2021 was $6,101 (December 31, 2020 - $6,889).

(c)	Amounts recognized in profit and loss
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Expense relating to short-term leases	$—	$1,256	$—	$2,587
Expense relating to variable lease payments	$112	$92	$224	$175

The Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments to the drilling company in the three months and six months ended June 30, 2021 were $nil (three and six months ended June 30, 2020 - $1,256 and $2,587 respectively).

10.       Share Capital

(a)	Authorized capital

Unlimited common shares without par value.

Unlimited preferred shares without par value.

For the six months ended June 30, 2021:

Share issuances during the period ended June 30, 2021 not disclosed elsewhere in these financial statements include:

On February 3, 2021 and February 23, 2021, the Company issued an aggregate of 200,000 common shares to arm’s length parties to advance the development of the Rook 1 property at a fair value of $900.

On February 18, 2021 and February 23, 2021, the Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 Debentures at a fair value of $125,059 and $105,242, respectively. In addition, 89,729 and 87,316 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 Debentures at a fair value of $407 and $441, respectively. On June 10, 2021, the Company issued 40,829 shares relating to the interest payment on the 2020 debentures at a fair value of $238 (Note 8).

12

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

On March 11, 2021, the Company completed a bought deal financing where 33,400,000 common shares of the Company were issued at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150,300. On March 16, 2021, the Company closed the over-allotment of 5,010,000 common shares of the Company at the Offering Price for additional proceeds of $22,545. In connection with the financing, $9,664 was incurred for share issue costs.

On June 30, 2021, the Company issued 400,000 common shares at a price of AUD $5.60 for total proceeds of $2,074 in relation to its public listing on the ASX. In connection with the financing, $882 was incurred for share issuance costs.

For the year ended December 31, 2020:

On May 27, 2020, the Company completed a financing that consisted of a US$15 million private placement of common shares and US$15 million of the 2020 Debentures (Note 7). In connection with the financing the Company issued 11,611,667 common shares at a price of $1.80 for the private placement, 348,350 common shares at a price of $1.80 for the establishment fees of the 2020 Debentures, and 180,270 common shares at a deemed price of $1.97 for a consent fee to the investors of the 2016 and 2017 debentures in connection with the 2020 Debentures financing.

On June 8, 2020, the Company issued 1,092,142 common shares at a fair value of $2,152 to the convertible debenture holders for the share portion of the debenture interest payment.

On December 10, 2020, the Company issued 856,206 common shares with a fair value of $2,586 to the convertible debenture holders for the share portion of the debenture interest payment.

(b)	Share options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2019	36,617,495	$2.14
Granted	9,555,000	2.54
Exercised	(7,490,999)	0.90
Expired	(2,208,334)	2.75
At December 31, 2020	36,473,162	$2.47
Granted	10,090,000	5.74
Exercised	(6,450,001)	2.69
Expired/ Forfeited	(266,666)	2.18
At June 30, 2021 - Outstanding	39,846,495	$3.26
At June 30, 2021 - Exercisable	27,085,704	$2.86

13

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The following table summarizes information about the exercisable share options outstanding as at June 30, 2021:

Number of share options outstanding	Number of share options exercisable	Exercise prices (C$)	Remaining contractual life (years)	Expiry date
2,450,000	2,450,000	2.24	0.46	December 15, 2021
2,925,000	2,925,000	3.39	1.46	December 14, 2022
75,000	75,000	2.39	1.79	April 13, 2023
3,450,000	3,450,000	2.85	1.94	June 8, 2023
100,000	100,000	2.66	1.97	June 20, 2023
720,482	720,482	2.49	2.14	August 21, 2023
2,475,000	2,475,000	2.41	2.50	December 31, 2023
500,000	500,000	2.27	2.73	March 21, 2024
250,000	250,000	2.22	2.74	March 27, 2024
3,400,000	3,400,000	1.92	2.95	June 12, 2024
188,679	188,679	1.59	3.13	August 16, 2024
3,867,334	2,578,222	1.59	3.49	December 24, 2024
4,475,000	2,983,326	1.80	3.95	June 12, 2025
4,880,000	1,626,664	3.24	4.45	December 11, 2025
250,000	83,333	5.16	4.64	February 16, 2026
650,000	216,665	4.53	4.75	April 1, 2026
9,190,000	3,063,333	5.84	4.95	June 10, 2026
39,846,495	27,085,704	2.81	2.86

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Expected stock price volatility	60.06%	61.92%	60.10%	61.92%
Expected life of options	5.00 years	5.00 years	5.00 years	5.00 years
Risk free interest rate	0.86%	0.44%	0.86%	0.44%
Expected forfeitures	0%	0%	0%	0%
Expected dividend yield	0%	0%	0%	0%
Weighted average fair value per option granted in period	$2.93	$0.89	$2.92	$0.89

Share-based payments for options vested for the three and six months ended June 30, 2021 amounted to $13,444 and $15,831, respectively (three and six months ended June 30, 2020 - $2,986 and $4,906) of which $11,381 and $13,578, respectively (three and six months ended June 30, 2020 - $2,701 and $4,379) was expensed to the statement of net loss and comprehensive loss and $2,063 and $2,253 (three and six months ended June 30, 2020 - $285 and $527) was capitalized to exploration and evaluation assets (Note 6).

14

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

11.       Supplemental Cash Flow Information

The Company did not have any cash equivalents as at June 30, 2021 and December 31, 2020.

a)	Schedule of non-cash investing and financing activities:
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Capitalized share-based payments	$2,063	$285	$2,253	$527
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	927	(804)	3,456	1,265
Interest expense included in accounts payable and accrued liabilities	(363)	(2,390)	77	802
Share consideration on sale of properties	2,068	—	2,068	—

12.       Related Party Transactions

The remuneration of key management which includes directors and management personnel responsible for planning, directing and controlling the activities of the Company during the period was as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Short-term compensation(1)	$1,789	$808	$2,437	$1,691
Share-based payments(2)	11,615	2,402	13,263	3,693
Consulting fees(3)	34	22	67	65
	$13,438	$3,232	$15,767	$5,449

(1) Short-term compensation to key management personnel for the three and six months ended June 30, 2021 amounted to $1,789 and $2,437 (2020 - $808 and $1,691) of which $1,638 and $2,236 (2020 - $682 and $1,276) was expensed and included in salaries, benefits and directors’ fees on the statement of net loss and comprehensive loss. The remaining $151 and $201 (2020 - $126 and $415) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and six month ended June 30, 2021 amounted to $11,615 and $13,263 (2020 - $2,402 and $3,693) of which $11,255 and $12,889 (2020 - $2,349 and $3,568) was expensed and $360 and $374 (2020 - $53 and $125) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and six months ended June 30, 2021 amounting to $34 and $67 (2020 - $22 and $65).

As at June 30, 2021, there was $44 (December 31, 2020 - $45) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

15

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

13.       Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration, development and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

In the management of capital, the Company includes the components of equity, and convertible debentures, net of cash.

Capital, as defined above, is summarized in the following table:

	June 30, 2021	December 31, 2020
Equity	$463,403	$119,252
Convertible debentures (Note 8)	61,766	226,853
	525,169	346,105
Less: Cash	(234,192)	(74,022)
	$290,977	$272,083

14.       Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, accounts payable and accrued liabilities and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.

16

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (Note 5). The marketable securities are classified as Level 1.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 8). The convertible debentures are classified as Level 2.

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company’s maximum exposure to credit risk is as follows:

	June 30, 2021	December 31, 2020
Cash	$234,192	$74,022
Amounts receivable	370	304
	$234,562	$74,326

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2021, NexGen had cash of $234,192 to settle accounts payable and accrued liabilities of $5,787.

The Company’s significant undiscounted commitments at June 30, 2021 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$5,019	$—	$—	$—	$5,019
Convertible debentures	—	—	61,766	—	61,766
Lease liabilities	1,448	4,040	613	—	6,101
	$6,467	$4,040	$62,379	$—	$72,886

17

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable, 2020 Debentures and IsoEnergy Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated 2020 Debentures and IsoEnergy Debentures. At maturity, the US$21 million principal amount of the 2020 Debentures and IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2020 Debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2020 Debentures and IsoEnergy Debentures more costly to repay.

As at June 30, 2021, the Company’s US dollar net financial liabilities were US$36,808. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $4,562 change in net loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the Marketable Securities and Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of June 30, 2021. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2020 Debentures and IsoEnergy Debentures, in an aggregate principal amount of US$21 million, carry fixed interest rates of 7.5% and 8.5% respectively and are not subject to interest rate fluctuations.

18

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

15.       Non-Controlling Interests

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net earnings of IsoEnergy is reflected in the net loss and comprehensive loss attributable to non-controlling interests in the consolidated statements of net loss and comprehensive loss.

During the three months ended June 30, 2021, the Company exercised 1,537,760 warrants of IsoEnergy at $0.60 per share for total outlay of $923 (three and six months ended June 30, 2020 - nil warrants for $nil outlay). As at June 30, 2021, the non-controlling interests in IsoEnergy was $24,981 (December 31, 2020 - $25,001).

16.       Subsequent Events

Subsequent to June 30, 2021, 525,000 stock options were exercised for gross proceeds of $1,240.

19